UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number: 001-39621

OPTHEA LIMITED

(Translation of registrant’s name into English)

Level 4

650 Chapel Street

South Yarra, Victoria 3141

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 16, 2020, Opthea Limited lodged a press release with the Australian Securities Exchange, or ASX, announcing the pricing of our initial public offering in the United States, or the Offering, of our American Depositary Shares representing our ordinary shares, no par value. A copy of this press release is attached to this report on Form 6-K as Exhibit 99.1.

On October 21, 2020, we lodged a press release with the Australian Securities Exchange announcing the closing of the Offering. A copy of this press release is attached to this report on Form 6-K as Exhibit 99.2.

EXHIBITS

Exhibit	Description

99.1	Press Release dated October 16, 2020

99.2	Press Release dated October 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTHEA LIMITED

Date: October 21, 2020	By:	/s/ Michael Tonroe
Michael Tonroe
Chief Financial Officer and Company Secretary